[CONFIDENTIAL TREATMENT REQUESTED BY COGNOS INCORPORATED]/[TEXT REDACTED]/INDICATES MATERIAL THAT HAS BEEN OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT HAS BEEN REQUESTED. ALL SUCH OMITTED MATERIAL HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO 17 C.F.R. @200.83

CONFIDENTIAL
FOIA CONFIDENTIAL TREATMENT REQUESTED

BY ELECTRONIC SUBMISSION

April 13, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington, D.C.
U.S.A. 20549-0406

Attention:	Kathleen Collins Accounting Branch Chief

Subject:	Cognos Incorporated Form 10-K for the fiscal year ended February 28, 2005 filed April 29, 2005 File no. 033-72402

Ladies and Gentlemen:

This letter is being furnished in response to comments contained in the letter dated February 9, 2006 (the “Letter”) from Kathleen Collins, Accounting Branch Chief, of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to Tom Manley, Senior Vice President Finance & Administration and Chief Financial Officer, of Cognos Incorporated (the “Corporation”) as clarified in the telephone conversation on March 14, 2006 between Kathleen Collins, Accounting Branch Chief, Patrick Gilmour, Staff Accountant of the Commission and Tom Manley, Senior Vice President of Finance and Administration and Chief Financial Officer, Frank Paveck, Vice President, Corporate Controller, Grant Gardiner, Corporate Counsel and Assistant Corporate Secretary and Jason Burke, Director Global Consolidations, of the Corporation. Also participating in the call were representatives of the Corporation’s auditors, Ernst & Young LLP. The comments and the Corporation’s responses are set forth below and are keyed to the sequential numbering of the comments and the headings used in the Letter.

Confidential Treatment Requested by Cognos Incorporated	CGN1

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Form 10-K for the fiscal year ended February 28, 2005

Critical Accounting Estimates, page 44

COMMENT

We note your response to our previous comment no. 1 and the information provided in Appendix A to such response. With regards to this information, please provide the following:

•	In response to our comment no. 2 in your letter dated December 5, 2005, you indicate that for arrangements in which product support is a named element of an arrangement but is not separately negotiated as part of the order agreement and no renewal rate is stipulated within the agreement, the Company allocates a portion of the arrangement fee to product support based on a percentage of the license fee. Tell us which percentage, as provided in Appendix A, is used as VSOE for such contracts (i.e. the low end, the high end or the median). Also, tell us how you determined that the ranges for each class of customer are representative of VSOE for product support when contracts do not include a stated renewal rate. For instance, how did you evaluate the percentage of contracts that fall within the low and high end of the range and how did you evaluate the deviation from the median point of the ranges to determine that such ranges are sufficiently clustered to conclude that VSOE of fair value exists for each class of customer as defined in your response.

RESPONSE

As a reminder, the Corporation has established a reasonable range of prices, by customer class, which represents VSOE of the fair value of product support, as follows:

Customer Class [TEXT REDACTED]	Reasonable Range

	Acceptable low end of reasonable range	List Price Percentage for support (high end of range)

[TEXT REDACTED]	[TEXT REDACTED]	25%

[TEXT REDACTED]	[TEXT REDACTED]	25%

[TEXT REDACTED]	[TEXT REDACTED]	25%

When accounting for a product support contract bundled with a software license, the Corporation determines the value at which it expects to renew the product support contract and whether that amount is within the ranges specified, as discussed further below.

Confidential Treatment Requested by Cognos Incorporated	CGN2

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During the call of March 14, 2006, the Commission requested additional data regarding instances in which the Corporation specified or did not specify a first year product support fee (“PCS1 Fee”) or a product support renewal fee (“PCSR Fee”) in the original software license agreement (“Agreement”). PCS1 Fees and PCSR Fees are collectively referred to as “Fees”. The Corporation’s previous review analyzed VSOE for product support from a customer class perspective, irrespective of the manner in which product support renewal fees were established, stated or not stated. Although this customer class approach is the Corporation’s standard practice for determining and validating VSOE of product support, to respond to the Commission’s request, the Corporation has reviewed two hundred (200) orders (“Second Sample”) from the initial transaction population reviewed by customer class (“Initial Sample”). Approximately fifty percent (50%) of the Second Sample was randomly selected from the Initial Sample while the remaining part of the Second Sample was randomly selected from orders in the Initial Sample in which the PCS1 Fee was allocated at 25%. This latter approach was used to ensure that the Second Sample contained sufficient orders in which neither a PCS1 Fee nor PCSR Fee is stated. In the end, three (3) of the orders were discarded because all the underlying software license agreements for such orders could not be obtained for review as some of the agreements related to pre-acquisition license sales of a company that the Corporation acquired in fiscal year 2003. The results of the Second Sample are consistent with the Initial Sample and are discussed below.

Product Support Renewal Fees Specified in the Agreement

If the PCSR Fee is stated in the Agreement, the Corporation allocates the PCSR Fee as the PCS1 Fee, provided such PCSR Fee is considered substantive (i.e. is above the low end of the ranges discussed above). The stated PCSR Fee is VSOE for the allocated PCS1 Fee because (1) it has been specifically negotiated at the time of the Agreement as the fee the licensee is prepared to pay for one year of product support on a stand alone basis, (2) it establishes a PCS1 Fee above the low end of the ranges established by the Corporation and (3) that range is supported by the Corporation’s substantive review of renewal transactions included in both the Initial Sample and Second Sample.

As previously discussed with the Staff, if the PCSR Fee specified in the Agreement is below the ranges outlined above, the Corporation defers an additional amount for product support such that an amount equal to the low end of the applicable range is deferred and recognized as revenue over the initial product support period. If the PCSR Fee is within the range or above the high end of the range, no allocation is done.

The chart below indicates the results of our review of the Second Sample for Agreements in which a PCSR Fee is stated in the Agreement (whether or not a PCS1 Fee is stated). This grouping included 20 renewal transactions distributed throughout our customer class ranges. There are PCSR Fees above our ranges as a licensee may from time to time agree to a PCSR Fee above the range and anomalies in pricing product support do occur.

Confidential Treatment Requested by Cognos Incorporated	CGN3

[CONFIDENTIAL TREATMENT REQUESTED BY COGNOS INCORPORATED]/[TEXT REDACTED]/INDICATES MATERIAL THAT HAS BEEN OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT HAS BEEN REQUESTED. ALL SUCH OMITTED MATERIAL HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO 17 C.F.R. @200.83

This chart demonstrates the following noteworthy information:

•	The median of our product support renewal pricing for this sample of orders is [TEXT REDACTED].

•	[TEXT REDACTED] of the renewal transactions fall within the ranges that represent VSOE of the fair value of product support contracts as indicated above.

[CHART REDACTED]

Based on this analysis, we continue to believe that the PCSR Fee represents VSOE for first year product support because (1) it has been specifically negotiated at the time of the Agreement as the fee the licensee is prepared to pay for one year of product support on a stand alone basis, (2) it establishes a PCS1 Fee above the low end of the ranges established by the Corporation and (3) that range is supported by the Corporation’s substantive review of renewal transactions included in both the Initial Sample and Second Sample.

First Year (but Not Renewal) Product Support Fees Specified in the Agreement

Similar to Agreements in which a PCSR Fee is specified, if the PCS1 Fee is stated in the Agreement, but the PCSR Fee is not, the Corporation accounts for the initial product support contract using the PCS1 Fee specified in the Agreement, provided such amount is considered substantive (i.e., is above the low end of the ranges discussed above). The amount deferred is representative of VSOE of the fair value of the product support contract sold with the software license, because (1) it has been specifically negotiated at the time of the Agreement as the fee the licensee is prepared to pay, and is paying, for the first year of product support, (2) it establishes a PCS1 Fee above the low end of the ranges established by the Corporation and (3) that range is supported by the Corporation’s substantive review of renewal transactions included in both the Initial Sample and Second Sample.

As previously discussed with the Staff, if the PCS1 Fee specified in the contract is below the ranges outlined above, the Corporation defers an additional amount for product support such that an amount equal to the low end of the applicable range is deferred and recognized as revenue over the initial product support period.

The chart below indicates the results of the review of the Second Sample for Agreements in which a PCS1 Fee is stated but a PCSR Fee is not stated. This grouping included 107 renewal transactions distributed throughout our customer class ranges. While there are PCS1 Fees above our ranges, this is to be expected as a licensee may from time to time agree to a PCS1 Fee above the range and anomalies in pricing product support do occur.

Confidential Treatment Requested by Cognos Incorporated	CGN4

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This chart demonstrates the following noteworthy information:

•	The requested median information for our product support renewal pricing for this sample of orders establishes a median of [TEXT REDACTED].

•	[TEXT REDACTED] of the renewal transactions fall within the ranges that represent VSOE of the fair value of product support contracts as indicated above.

[CHART REDACTED]

Based on this analysis, we continue to believe that the PCS1 Fee stated in the original Agreements represents VSOE for first year product support because (1) it has been specifically negotiated at the time of the Agreement as the fee the licensee is prepared to pay, and is paying, for the first year of product support, (2) it establishes a PCS1 Fee above the low end of the ranges established by the Corporation and (3) that range is supported by the Corporation’s substantive review of renewal transactions included in both the Initial Sample and Second Sample.

Product Support Fees Not Specified in the Agreement

If neither a PCS1 Fee nor a PCSR Fee is stated in the Agreement, the Corporation allocates 25% of the license fee in the Agreement as the PCS1 Fee. This rate is VSOE of fair value for the PCS1 Fee because (1) it is our list price for product support and (2) is supported by the Corporation’s review of actual fees received in renewal transactions.

The chart below indicates the results of our review of the Second Sample for 73 Agreements in which product support is an element of the arrangement but neither a PCS1 Fee nor a PCSR Fee is stated. This chart demonstrates the following noteworthy information:

•	The median of our renewal product support pricing for this sample of orders is [TEXT REDACTED], and the percentage allocated to product support absent a stated PCSR or PCS1 Fee in the Agreement.

•	As one would expect, PCSR Fees for a second year product support are concentrated around [TEXT REDACTED]

•	[TEXT REDACTED]

[CHART REDACTED]

Based on this analysis, we conclude that [TEXT REDACTED] of the license fee fairly represents VSOE for first year product support for arrangements that do not specify either a PCS1 Fee or a PCSR Fee because (1) [TEXT REDACTED] and (2) is supported by the Corporation’s review of actual fees received in renewal transactions as there is a substantial concentration in the Second Sample of PCSR Fees for second year support at that fee, and a relatively narrow band of pricing around that rate encompasses a substantial majority of the PCSR Fees.

Confidential Treatment Requested by Cognos Incorporated	CGN5

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Reconciliation of Second Sample to Initial Sample:

The results previously presented to the Staff for the Initial Sample in our response dated January 23, 2006 are, for ease of reference, included as Appendix A “Previously Reported Results and Results of 200 Order Sample”, together with the results of the Second Sample in the same format. These Appendices indicate that the results of this Second Sample are substantially consistent with the overall results of the Initial Sample.

Conclusion on VSOE:

We continue to believe that the results of this review of the Second Sample substantiate the Corporation’s position related to VSOE. The results are also consistent with, and substantiate, the Corporation’s earlier VSOE review of the Initial Sample.

We trust that these responses appropriately address your queries. If there are further clarifications required, we would welcome the opportunity for a discussion. I can be contacted at (613) 738-1440 with any questions concerning this letter.

Yours truly,

COGNOS INCORPORATED

/s/ Tom Manley

Tom Manley
Senior Vice President, Finance & Administration
    and Chief Financial Officer

cc:	Patrick Gilmore, Staff Accountant W. John Jussup, Senior Vice President and Chief Legal Officer Kevin M. Barry, U.S. Securities Counsel Rob C. Scullion, Ernst & Young Jeff Slate, Ernst & Young

Confidential Treatment Requested by Cognos Incorporated	CGN6

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Appendix A – Previously Reported Results and Results of Second Sample (200 Order Sample*)

Previously Reported Results:

(1)	(2)		(3)	(4)			(5)

Customer Class [TEXT REDACTED]	Reasonable Range		Median based on actual sales	Percentage of customers based on actual renewal transactions			Percentage of dollars based on actual renewal transactions

	Acceptable low end of reasonable range	List Price Percentage for support (high end of range)		Below range	In range	Above range	Below range	In range	Above range

[TEXT REDACTED]	[TEXT REDACTED]	25%	[TEXT REDACTED]	[TEXT REDACTED]	[TEXT REDACTED]	[TEXT REDACTED]	[TEXT REDACTED]	[TEXT REDACTED]	[TEXT REDACTED]

[TEXT REDACTED]	[TEXT REDACTED]	25%	[TEXT REDACTED]	[TEXT REDACTED]	[TEXT REDACTED]	[TEXT REDACTED]	[TEXT REDACTED]	[TEXT REDACTED]	[TEXT REDACTED]

[TEXT REDACTED]	[TEXT REDACTED]	25%	[TEXT REDACTED]	[TEXT REDACTED]	[TEXT REDACTED]	[TEXT REDACTED]	[TEXT REDACTED]	[TEXT REDACTED]	[TEXT REDACTED]

Confidential Treatment Requested by Cognos Incorporated	CGN7

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Results of Second Sample (200 Order Sample*)

The results below are presented by the three classifications as requested by the Staff on our call March 14, 2006

(1)	(2)		(3)	(4)			(5)

Classifications as requested	Reasonable Range		Median based on actual sales	Percentage of customers based on actual renewal transactions			Percentage of dollars based on actual renewal transactions

	Acceptable low end of reasonable range**	List Price Percentage for support (high end of range)		Below range	In range	Above range	Below range	In range	Above range

PCSR Stated	[TEXT REDACTED]	25%	[TEXT REDACTED]	[TEXT REDACTED]	[TEXT REDACTED]	[TEXT REDACTED]	[TEXT REDACTED]	[TEXT REDACTED]	[TEXT REDACTED]

PCS1 Stated	[TEXT REDACTED]	25%	[TEXT REDACTED]	[TEXT REDACTED]	[TEXT REDACTED]	[TEXT REDACTED]	[TEXT REDACTED]	[TEXT REDACTED]	[TEXT REDACTED]

Fees not stated	[TEXT REDACTED]	25%	[TEXT REDACTED]	[TEXT REDACTED]	[TEXT REDACTED]	[TEXT REDACTED]	[TEXT REDACTED]	[TEXT REDACTED]	[TEXT REDACTED]

*	3 orders excluded due to unobtainable agreements

**	The acceptable low end and the summary data presented are actually based on the customer classes per the first chart [TEXT REDACTED] in the appendix. As the classifications requested bridge these customer classes, for ease of reference, [TEXT REDACTED] is shown in the table.

***	[TEXT REDACTED]

Confidential Treatment Requested by Cognos Incorporated	CGN8